Filed by Kairous Acquisition Corp. Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41155

Subject Company: Kairous Acquisition Corp. Limited

Press Release

For Immediate Release

Wellous Announces Key Leadership Appointments

KUALA LUMPUR, Malaysia, January 31, 2023 (GLOBE NEWSWIRE) -- Wellous Group Limited (“Wellous”, or the “Company”), a fast-growing Asia-based international nutrition company that develops, manufactures, markets and sells health and wellness products, today announced key leadership appointments to help further the company’s global expansion and prepare for transitioning to life as a public company.

Mr. Lee Koon Tan has been appointed as group president of Wellous. Lee Koon brings decades of experience as a corporate leader. In this role, he oversees and drives the Company’s transformational initiatives and expansion plans. He is responsible for corporate development activities, including strategic partnerships and investment opportunities. Previously, Lee Koon held leadership roles across various companies in the Hong Leong Group, a leading Southeast Asia conglomerate with portfolio companies in financial services, manufacturing, real estate and consumer goods. He is also a CFA Charterholder.

Portrait of Mr. Lee Koon Tan

Filed by Kairous Acquisition Corp. Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41155

Subject Company: Kairous Acquisition Corp. Limited

Wellous also announced the appointment of Ms. Jorrine Ang as chief financial officer, effective from December 2022. Jorrine has over 10 years of experience in senior management roles of public companies listed on the Bursa Malaysia Stock Exchange, where she was responsible for the formulation and implementation of corporate strategies as well as overseeing corporate finance, fund raising, and investment management. Prior to joining Wellous, Jorrine founded and ran her own advisory practice, providing pre-IPO advisory, capital fund raising, mergers & acquisitions and corporate restructuring services for corporate clients. She completed an ACCA (the Association of Chartered Certified Accountants) and holds a Master’s Degree in Business Administration from the University of Portsmouth, United Kingdom.

Portrait of Ms. Jorrine Ang

“Lee Koon and Jorrine are both highly accomplished, seasoned professionals and exceptional leaders,” said Wee Kuan (Andy) Tan, Co-Founder and CEO of Wellous. “I am confident they will help to drive Wellous forward at this important time as we transition to a public company. Their considerable experience and demonstrated excellence make them the right choice for Wellous.”

“We look forward to working closely with Lee Koon and Jorrine to better develop the markets we serve and deliver more value for our customers, partners, employees and shareholders,” said Henry Chin, Co-Founder and Chairman of Wellous. “With these key leadership changes, we believe this better positions Wellous to realize our full potential.”

On December 13, Wellous announced that it had entered into a definitive business combination agreement with Kairous Acquisition Corp. Limited, a special purpose acquisition company (“Kairous”), that, if and when approved by the shareholders of Kairous, will result in Wellous becoming a publicly listed company on Nasdaq upon the closing of the proposed transaction.

Founded in 2016, Wellous is headquartered in Malaysia with a strong and growing presence across the Asia Pacific region. Having introduced over a dozen product series to the market using premium raw materials, the upcoming listing will be a key milestone in the Company’s further expansion across the world.

Filed by Kairous Acquisition Corp. Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41155

Subject Company: Kairous Acquisition Corp. Limited

About Wellous

Wellous is a health food and nutrition company that develops, manufactures, markets and distributes trusted and beneficial health and wellness products. The Company offers only the best of nature, the most precious ingredients from a wide sourcing network. Based in Malaysia, Wellous’ products and services are distributed through its tech-enabled distribution channels. The Company has a strong footprint in the Asia-Pacific markets and growing presence in other markets across the world.

About Kairous Acquisition Corp. Limited

Kairous Acquisition Corp. Limited is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Additional Information and Where to Find It

In connection with the proposed business combination, Kairous and/or its subsidiary will file with the SEC a Registration Statement on Form F-4 (as amended, the Registration Statement”), which will include a proxy statement/prospectus. After the Registration Statement is declared effective, Kairous will send the proxy statement/prospectus and other relevant documents to its shareholders. This press release is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WELLOUS, KAIROUS, THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement and any other relevant filed documents (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Kairous at https://www.kairous.com/insights or upon written request at Kairous Acquisition Corp. Limited, Unit 9-3, Oval Tower @ Damansara, No. 685, Jalan Damansara, 60000 Taman Tun Dr. Ismail, Kuala Lumpur, Malaysia.

Filed by Kairous Acquisition Corp. Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41155

Subject Company: Kairous Acquisition Corp. Limited

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the pending business combination, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of Kairous and the Company to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company or Kairous; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kairous’s securities; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii): risks relating to the wellness and nutritional supplements sectors, including consumer preference and purchasing habit changes, raw material supply fluctuation, governmental regulatory and enforcement changes, market competitions, competitive product and pricing activity; and (ix) risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners.

Filed by Kairous Acquisition Corp. Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41155

Subject Company: Kairous Acquisition Corp. Limited

A further list and description of risks and uncertainties can be found in the Prospectus filed on December 14, 2021 relating Kairous’s initial public offering and in the Registration Statement and proxy statement that will be filed with the SEC by Kairous and/or its subsidiary in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Kairous, the Company and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Kairous or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

Kairous and the Company, and certain shareholders of Kairous, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Kairous ordinary shares in respect of the proposed transaction. Information about Kairous’s directors and executive officers and their ownership of Kairous ordinary shares is set forth in the Prospectus filed on December 14, 2021 and filed with the SEC as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of that filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the Registration Statement/proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Wellous and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Kairous in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement/proxy statement pertaining to the proposed transaction when it becomes available for the proposed business combination.

Contacts

Investors:

Michael Bowen
wellousIR@icrinc.com

Media:

Brad Burgess
wellousPR@icrinc.com

Amirul Sanusi

amirul.sanusi@wellous.com